SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: National Fuel Gas Company (File No. 70-10273) (Public Utility Holding Company Act of 1935)	CERTIFICATE PURSUANT TO RULE 24

        This Certificate of Notification (the “Certificate”) is filed by National Fuel Gas Company (“National”), a holding company registered under the Public Utility Holding Company Act of 1935, as amended, in connection with the transaction proposed in the Form U-1 Application-Declaration, as amended, of National in File No. 70-10273 (the “Application”).

        In the Application, National requested authorization to amend its Restated Certificate of Incorporation to revise the provisions relating to shareholder votes on certain actions and, in connection therewith, to solicit shareholder consents for such amendment for use at its 2005 annual meeting, which was held on February 17, 2005. The transaction proposed in the Application was authorized by the Securities and Exchange Commission by order dated February 16, 2005. National’s shareholders approved the proposed amendment at the annual meeting. National hereby certifies that, on March 14, 2005, National amended its Restated Certificate of Incorporation by filing a Certificate of Amendment with the Treasurer of the State of New Jersey.

        Included herewith as Exhibits F-1 and F-2 are “past tense” opinions of counsel.

S  I  G  N  A  T  U  R  E

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY By: /s/ P. C. Ackerman Name: P. C. Ackerman Title: Chairman of the Board, President and Chief Executive Officer

March 24, 2005